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                              October 8, 2020

       Segolene Scarborough
       Chief Financial Officer and Treasurer
       Lux Health Tech Acquisition Corp.
       920 Broadway, 11th Floor
       New York, NY 10010

                                                        Re: Lux Health Tech
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
11, 2020
                                                            CIK No. 0001823767

       Dear Ms. Scarborough:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       A Letter From Our Team, page ii

   1.                                                   Please balance
statements in the letter relating to the advantage in accessing acquisition opportunities across
healthcare and technology with disclosure elsewhere in your filing that the registrant may
pursue business combination opportunities in any sector, and may enter into its initial
business combination with a target that does not meet the identified general criteria and
guidelines. In addition, we note that the letter was signed by Josh
                                                        Wolfe. Please revise to
clarify whether Mr. Wolfe will serve as an officer or director of the registrant.
 Segolene Scarborough
FirstName
Lux HealthLastNameSegolene    Scarborough
            Tech Acquisition Corp.
Comapany
October    NameLux Health Tech Acquisition Corp.
        8, 2020
October
Page 2 8, 2020 Page 2
FirstName LastName
Proposed Business, page 2

2. We note that your sponsor is identified, at page 1 of your summary, as well as elsewhere in your submission, as Lux Encore Sponsor, LP. However, disclosures at pages 2 and 82 state that your sponsor is Lux Capital. Please revise these disclosures to clarify the identity of your sponsor.
Principal Stockholders, page 115

3. Please revise to disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned by Lux Encore Sponsor, LP. See Item 403 of
         Regulation S-K and Exchange Act Rule 13d-3.
        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John
Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at
(202) 551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Energy & Transportation
cc:      Ryan Maierson